August 13, 2024

Mu Hongwei
Chief Executive Officer
Chijet Motor Company, Inc.
No. 8, Beijing South Road
Economic & Technological Development Zone Yantai,
Shandong, CN-37 264006
People   s Republic of China

       Re: Chijet Motor Company, Inc.
           Registration Statement on Form F-3
           Filed August 6, 2024
           File No. 333-281314
Dear Mu Hongwei:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing